Exhibit (a)(1)(B)

LETTER TO HOLDERS OF WARRANTS

December __, 2018

RE:	Incentive Program for Warrant Exercise; Bonus Shares and Free MHz-Pop Credit

Dear [Warrant Holder],

Enclosed with this letter is the original of your Common Stock Purchase Warrant to purchase common stock of Iota Communications, Inc. (“Iota”) with an exercise price of $0.3753 (the “September 2018 Warrants”) issued by us in September 2018 in exchange for warrants to purchase common equity units of our subsidiary M2M Spectrum Networks, LLC (“M2M”) issued between March 2018 and July 2018 to investors in M2M’s Partners Program and Reservation Program.

This letter is to inform you that Iota is offering holders of our September 2018 Warrants the opportunity to exercise the September 2018 Warrants (the “Offer”), upon the terms set forth in the enclosed “Offer to Exercise and Exchange Warrants to Purchase Common Stock of Iota Communications, Inc.” dated as of December 11, 2018 (the “Offer to Exercise and Exchange”).

The Offer is not conditioned on any minimum number of September 2018 Warrants being exercised. To participate in the Offer, however, you must exercise all of the September 2018 Warrants you hold.

We are pleased to report that we believe the newly formed Iota is performing well, and in the transition, we believe have discovered even more synergies to capitalize upon for near-term growth. Specifically, we have new and better combined IoT solutions to bring to our newly renamed Commercial Solutions Group, which combines our activities in the Energy & Facilities Management, GeoLocation/GeoMarketing, and Industrial Monitoring & Control segments. We also believe we now have a robust prospect list of near-term potential customers and we would like to build up additional capital resources now to help us accelerate our growth.

In addition, it is our intention to apply to list our common stock on a national securities exchange shortly, and we believe that simplifying our capitalization and increasing our stockholders’ equity in the near term will enhance that application.

We would thus like to encourage all holders of our September 2018 Warrants to fully exercise such warrants now, thereby simplifying our capitalization, improving our listing application, and bringing in potentially in excess of $6.0 million with we believe will accelerate our growth by prudent expansion of our marketing, sales, and distribution capabilities.

Upon the terms and subject to certain conditions of the Offer, we will, upon the exercise of the September 2018 Warrants, issue you twenty percent (20%) more shares of stock from Iota at no additional cost, making the effective warrant exercise price $0.3128 per share instead of $0.3753 per share. We will also provide services to you such that you will receive, within twelve (12) months of January 9, 2019 (the “Expiration Date”), at least 1.1373 MHz-POPs in FCC License Authorizations for each Warrant exercised.

As with the Partners Program and Reservation Program, each Warrant holder who fully exercises and exchanges their Warrant will receive services from us. These services will include us applying for and obtaining FCC License Authorizations (denominated in MHz-POPs) on their behalf, and then leasing those FCC License Authorizations back to us for use in our network. The Warrant holders will be paid rent by us in an amount equal to their percentage share (calculated as their total leased MHz-POPs divided by the total MHz-POPs being leased by us with regard to all clients) of a lease payment pool consisting of ten percent (10%) of our recurring IoT service revenues.

Each Warrant holder will receive a MHz-POPs credit calculated as if the exercise payment was buying MHz-POPs at $0.33/MHz-POP. This formula also equates to 1.13731 MHz-POPs per warrant share exercised. Each Warrant holder may choose from the attached list a market which has MHz-Pops that are less than or equal to 105% of the MHz-POPs credit. If the MHz-POPs desired are more than 105% of the MHz-POPs credit, the additional MHz-POPs may be purchased at $0.33/MHz-POP. The MHz-POPs credit and additional MHz-POPs price may only be applied to the list of markets attached to this letter.

By way of example only, if you have a September 2018 Warrant for 100,000 shares of common stock, you will pay $37,531 to us to exercise the September 2018 Warrant and you will receive: (i) 20,000 additional shares of common stock (for a total of 120,000 shares); and (ii) services such that you will receive, within twelve (12) months of the Expiration Date, at least 1.1373 MHz-POPs in FCC License Authorizations.

The Offer to Exercise and Exchange together with this letter, Election to Participate and Exercise Warrant, and Notice of Withdrawal constitute the “Offering Materials.” These Offering Materials provide information regarding the Offer and instructions as to how you can exercise your September 2018 Warrants. An election to participate in the Offer will result in your exercise of your September 2018 Warrants. You should read all of the materials carefully before you decide whether to participate in the Offer and exercise your September 2018 Warrants and receive the number of shares of Company common stock issuable therefor plus an extra twenty percent (20%) of shares of Company common stock.

To participate in the Offer and exercise your September 2018 Warrants and receive the number of shares of Company common stock issuable therefor plus an extra twenty percent (20%) of shares of Company common stock, you must deliver to the Company before the Expiration Date all of the following: (i) a signed copy of the Election to Participate and Exercise Warrant, (ii) the original copy of your September 2018 Warrant for cancellation, and (iii) cash in the amount equal to the exercise price multiplied by the number of shares of common stock you elect to purchase (collectively, the “Acceptance and Exercise Documents”). Each of these items (other than the cash exercise price) must be properly delivered, before the Expiration Date to: Iota Communications, Inc., 540 Union Square, New Hope, PA 18938, Attention: Barclay Knapp, CEO. The cash may be tendered in the form of a check payable to Iota Communications, Inc., or by wire transfer to the bank account set forth in the Election to Participate and Exercise Warrant. If you properly tender (and do not validly withdraw) your September 2018 Warrants and the other Acceptance and Exercise Documents on or prior to 5:00 p.m., Eastern Standard Time on the Expiration Date (or such later date and time if we extend the Offer to), promptly following the Expiration Date, we intend to notify our transfer agent of our acceptance of your payment of the exercise price and your other Acceptance and Exercise Documents and promptly issue and deliver to you the number of shares of Company common stock issuable under the September 2018 Warrant plus an extra twenty percent (20%) of shares of Company common stock. See “The Offer—Section 3. Procedures for Exercising Warrants” in the Offer to Exercise and Exchange. In addition, promptly following the Expiration Date, we intend to send you a letter detailing how many MHz-POPs you are entitled to receive within twelve (12) months of the Expiration Date.

If you change your mind and do not want to participate in the Offer, you may submit a Notice of Withdrawal to the Company at any time prior to the Expiration Date. The Notice of Withdrawal must be properly completed and must be returned to the Company on or prior to the Expiration Date. However, you may change your mind and submit a Notice of Withdrawal to us if your Acceptance and Exercise Documents have not been accepted by us prior to the Expiration Date. In addition, if we have not accepted your Acceptance and Exercise Documents by February 7, 2019 which is the fortieth business day from the Offer Date, you may change your mind and submit a Notice of Withdrawal to us after February 7, 2019. If you properly withdraw in a timely manner as set forth above, we will promptly: (i) cancel your signed copy of the Election to Participate and Exercise Warrant, (ii) return the original copy of your September 2018 Warrant (which will remain unmodified and in full force and effect), and (iii) provide you with a check equal to the amount of cash you paid to exercise the September 2018 Warrant.

Sincerely,

Barclay Knapp

CEO